UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place

#03-01 Eunos Techpark,

Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departure of Chief Executive Officer and Executive Director

On February 6, 2025, Mr. Chen Wei Wen Kelvin (“Kelvin Chen”) tendered his resignation from his position as the Chief Executive Officer (“CEO”) and Executive Director of EUDA Health Holdings Limited (“EUDA” or the “Company”) and his positions at all of the Company’s subsidiaries and affiliated companies. Mr. Kelvin Chen’s resignation was accepted by the board of directors (the “Board”) of the Company, and was effective on the same day. Mr. Kelvin Chen’s resignation is not the result of any disagreement with the Company’s operations, policies or procedures.

Appointment of New Chief Executive Officer

On February 8, 2025, the Board and its nominating committee approved and appointed Mr. Alfred Lim, an incumbent Executive Director of the Company, as the Company’s CEO, effective on that same day. The Board and its compensation committee approved to adjust Mr. Lim’s monthly salary from US$10,000 to SGD20,000 (i.e., approximately, US$14,770).

Mr. Alfred Lim has served as the Company’s Executive Director since June 2023. He has over 46 years of experience in international trade across the Asia Pacific region. He began his career in 1978 with May & Baker / Rhone Poulenc Singapore, a leading European chemicals and pharmaceutical firm. In 1990 he joined Neste Chemicals Trading Singapore as their Managing Director, responsible for sales and marketing for U.S., Europe and Asia. During 1994, Mr. Alfred Lim was appointed as Managing Director for Borealis Singapore, a subsidiary of Neste Oil and Statoil, the 2 oil majors in Finland and Norway, whereby he managed Asia Pacific operations and distribution. Under his leadership, the company achieved numerous accolades, including the International Trade Award (Ministry of Finance), Approved International Trader Status (Ministry of Trade & Industry) and recognition in the Singapore 1,000 rankings. His other accomplishments were involving chemicals companies startups in Malaysian and Vietnam. Plus, introducing top European bathroom brands to Vietnam and being Roca Spain (largest sanitary manufacturer in the world) consultant for Vietnam. Mr. Alfred Lim holds a Bachelor of Science (Hons) in Chemistry from the University of Singapore (1976), a Graduate Diploma in Marketing from the Singapore Institute of Management (1986), and management programs at INSEAD Business School in France.

There is no family relationship between Mr. Alfred Lim and any other executive officer or director of the Company. There have been no related party transactions that would require disclosure under Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and none are currently proposed between or among Mr. Alfred Lim, the Company, its executive officers, directors, promoter or control person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: February 10, 2025

EUDA Health Holdings Limited

	By:	/s/ Vivian Tay
	Name:	Vivian Tay
	Title:	Interim Chief Financial Officer